Linens Holding Co.
6 Brighton Road
Clifton, New Jersey  07012

April 27, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Mr. Michael Moran
Branch Chief

Re:	Linens Holding Co.
Linens ‘n Things, Inc.
Linens ‘n Things Center, Inc.
Item 4.01 Form 8-K filed April 18, 2007
File No. 333-135646-12

Dear Mr. Moran:

This letter is provided in response to the Staff’s comment letter dated April 18, 2007 addressed to Mr. Francis M. Rowan, Chief Financial Officer of Linens Holding Co. (the “Company”).  We have restated the Staff’s comment and the Company’s response follows the comment.

Staff comment:

1.               We note the disclosure that the company had a material weakness with respect to income tax accounting.  Please provide us with additional information about the nature and amounts of adjustments that were recorded as a result of this matter.  Please tell us if the adjustments relate to prior quarters and, if so, quantify the amounts in those quarters.  If no prior quarters were impacted, please explain why.  We may have additional comment.

Company response:

The Company was formed in connection with the acquisition of all of the outstanding shares of Linens ‘n Things, Inc. on February 14, 2006 (the “Acquisition”).  As a result of the transaction, the financial results of the 52 weeks ended December 30, 2006 were separately presented for the “Successor Entity,” covering the period February 14, 2006 through

December 30, 2006, and the “Predecessor Entity,” covering the period January 1, 2006 through February 13, 2006.

In its Form 10-K filed on March 27, 2007, the Company disclosed that as of December 30, 2006, its control procedures did not include adequate review over the completeness and accuracy of the income tax accounts to ensure compliance with generally accepted accounting principles. The Company out-sourced the preparation of the income tax provision to a third party and did not apply a thorough review to detect misstatements.  After the completion of the Company’s tax provision process, which is a component of the financial statement closing process, the external auditor detected several errors in the provision for income taxes.  This process showed that there were material errors in the Company’s preliminary income tax provision for the 2006 consolidated financial statements.  The Company promptly corrected the provision for income taxes and related balances prior to the issuance of the 2006 financial statements.  Management determined that this condition constituted a material weakness as of December 30, 2006.

This material weakness was the result of multiple errors identified during the audit of our tax provision of which the following three were determined by management to be material in the aggregate to the consolidated financial statements.

Deductibility of Acquisition Financing Costs

The Company incurred certain financing costs in connection with the Acquisition which were analyzed by management in the first quarter of 2006 and determined to be deductible for tax purposes and included in the Company’s effective tax rate for the first three quarters of 2006.  In the fourth quarter of 2006 the Company analyzed a Transaction Cost Technical Report (“Report”) obtained from a third party, which indicated there was not sufficient authority to support the aforementioned tax deduction.  Consequently, the Company made an adjustment in its initial fourth quarter tax provision analysis to treat this annual deduction of approximately $4.5 million as non-deductible.

Subsequent to the Company’s financial statement close process and at the time of the external auditor review of the initial tax provision, an updated third-party Report was obtained that provided the Company a reasonable basis to recognize the deductions and record the related annual tax benefit of $1.6 million. This tax benefit was recorded as a post-closing adjustment and was not made in a timely manner.

The acquisition financing costs were properly treated as tax-deductible expenses in the first three quarters of 2006. The error discussed above was made and corrected in the fourth quarter of 2006; therefore, no prior quarters were impacted.

Stock-Based Compensation Tax Benefit Adjustment

An error was detected in the fourth quarter 2006 tax provision related to stock-based compensation expense.  In calculating its initial tax provision, the Company omitted $9.3 million of stock-based compensation expense.  The omission was not detected and corrected until after the completion of the Company’s final tax provision. The Company then properly included the stock-based compensation in its final tax provision calculation, which resulted in a tax benefit adjustment of approximately $3.7 million in the fourth quarter.  This adjustment was required as a result of the error in the Company’s fourth quarter initial tax provision calculation, which was subsequently corrected in the final fourth quarter tax provision calculation.

The Company’s quarterly effective tax rates reflected the appropriate amount of stock-based compensation expense; therefore, no prior quarters were impacted.

Pre-Acquisition Tax Liabilities Adjusted in 2006

In September and October 2006, the Company filed the Predecessor Entity’s federal and state income tax returns, respectively, related to the 2005 tax year and the period of January 1, 2006 to February 13, 2006.  In the fourth quarter of 2006, the Company performed a reconciliation (“Reconciliation”) of these tax returns to the Predecessor Entity’s income tax liabilities.

During the fourth quarter of 2006, the Company’s third-party tax provider performed an initial tax provision calculation and endeavored to properly take into account the impact of the prior year tax return to provision Reconciliation.  In the corresponding true-up of the Predecessor Entity’s current tax payable account, approximately $5.4 million was erroneously recorded as an expense of the Successor Entity.  Upon audit of the tax provision, it was determined that the adjustment of the current tax payable relating to the Predecessor Entity’s tax period should not be charged to the Successor Entity’s tax expense, but, rather, should be recorded as an acquired tax liability under purchase accounting. This determination was not made by the Company prior to its external auditor’s review of the tax provision calculation.  The Company’s quarterly effective tax rate did not reflect any Predecessor Entity’s true-up adjustments, so quarterly taxes were not misstated.

Additionally, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing and in any other filings by the Company;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact me at 973-614-2009.  My fax number is 973-815-2930.

Very truly yours,

/s/ Francis M. Rowan
Francis M. Rowan
Senior Vice President and
Chief Financial Officer